Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of the related offerings is $5,500,000,000 (comprised of $2,250,000,000 of the Fixed/Floating Rate Senior Notes Due 2030 and $3,250,000,000 of the Fixed/Floating Rate Senior Notes Due 2035).